

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 20, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Scott D. Guffey, Chief Financial Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

       **Re: Cubic Energy, Inc.
             Form 10-KSB for Fiscal Year Ended June 30, 2007
             Filed September 28, 2007
             File No. 0-9355**

Dear Mr. Guffey:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                      Sincerely,

                      Karl Hiller
                      Branch Chief